13 December 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 58,950 Reed Elsevier PLC ordinary shares at a price of 862.7829p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 99,446,834 ordinary shares in treasury, and has 1,167,537,666 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 41,961,920 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 34,000 Reed Elsevier NV ordinary shares at a price of €14.9549 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 60,895,193 ordinary shares in treasury, and has 673,013,630 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 24,282,106 shares.